SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,272,159 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,272,159 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,272,159 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.4% (1)
14.	Type of reporting person (see instructions) IA

(1)	Consists of (a) 5,958,772 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P., Coliseum Co-Invest Debt Fund, L.P. and a separate account investment advisory client of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, and (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,720,871 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,720,871 (1)

11.	Aggregate amount beneficially owned by each reporting person 7,720,871 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 59.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Consists of (a) 4,320,823 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, and (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,720,871 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,720,871 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,720,871 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.6%
14.	Type of reporting person (see instructions) PN

(1)	Consists of (a) 4,320,823 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, and (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.4%
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,272,159 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,272,159 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,272,159 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.4% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 5,958,772 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, and (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,272,159 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,272,159 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,272,159 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 73.4% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 5,958,772 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, and (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants.

CUSIP No. 74640Y 106

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Class A Stock and Warrants described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
Separate Account	Working Capital	$751,241
CCP	Working Capital	$1,964,699

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,682,855 shares of Class A Stock outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 17.7% of the Common Stock.

The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Class A Stock and Public Warrants on the dates indicated, and such transactions are the only transactions in the Class A Stock and Public Warrants by the Reporting Persons in the sixty days preceding the filing of this Amendment:

Name	Nature of Transaction	Date	Number of Shares of Class A Stock	Weighted Average Price Per Share
CCP	Purchase	05/31/2018	37,214	$7.85
Separate Account	Purchase	05/31/2018	14,182	$7.85
CCP	Purchase	06/08/2018	208,519	$7.65
Separate Account	Purchase	06/08/2018	79,789	$7.65

Name	Nature of Transaction	Date	Number of Public Warrants (1)	Weighted Average Price Per Public Warrant
CCP	Purchase	05/30/2018	90,109	$0.52
Separate Account	Purchase	05/30/2018	34,399	$0.52
CCP	Purchase	05/31/2018	52,855	$0.58
Separate Account	Purchase	05/31/2018	20,142	$0.58

(1)	Each Public Warrant provides the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share.

CUSIP No. 74640Y 106

Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock reported herein.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, COC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP and COC. Gray and Shackelton are the managers of CC and CCM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 12, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact